UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 25, 2021

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No  ☒

ASLAN Pharmaceuticals Announces Private Placement of Ordinary Shares

On February 24, 2021, ASLAN Pharmaceuticals Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers, in an unregistered offering, an aggregate of 25,568,180 Ordinary Shares, nominal value $0.01 per share (“Ordinary Shares”) at a purchase price of $0.704 per share (the “Purchase Price”), which represents the closing sale price of the Company’s American Depositary Shares (“ADSs”) on the Nasdaq Global Market on February 24, 2021 of $3.52 per ADS divided by five (the “Private Placement”). Each ADS represents five Ordinary Shares. The Private Placement is expected to close on or about February 25, 2021 (the “Closing”), subject to customary closing conditions.

The Private Placement is expected to result in gross proceeds to the Company of approximately $18 million before deducting offering expenses.

The Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission within 30 days after the Closing to register the Ordinary Shares, which will be represented by ADSs (collectively, the “Securities”).

The Company has also agreed, among other things, to indemnify the Purchasers, their partners, members, officers and directors, and each person who controls such Purchasers, from certain liabilities and to pay certain expenses incurred by the Company in connection with the registration of the Securities.

The Private Placement is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended as a transaction by an issuer not involving a public offering. The Purchasers have agreed to acquire the Ordinary Shares for investment only and not with a view to or for sale in connection with any distribution thereof.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K.

The representations and warranties and other statements in the Purchase Agreement (1) speak only as to the date on which they were made, and may be modified or qualified by confidential schedules or other disclosures, agreements or understandings among the parties, which the parties believe are not required by the securities laws to be publicly disclosed, and (2) may be subject to a different materiality standard than the standard that is applicable to disclosures to investors. Moreover, it was advised that information concerning the subject matter of the representations and warranties and other statements made in Purchase Agreement would likely change after the execution date of such agreement, and subsequent information may or may not be fully reflected in the Company’s public disclosures. Accordingly, investors should not rely upon representations and warranties and other statements in the Purchase Agreement as factual characterizations of the actual state of affairs of the Company. Investors should instead look to disclosures contained in the Company’s reports under the Securities Exchange Act of 1934, as amended.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575) and Registration Statement on Form S-8 (File No. 333-252118).

Exhibits

Exhibit Number	Exhibit Description

10.1	Securities Purchase Agreement dated February 24, 2021, by and among ASLAN Pharmaceuticals Limited and the Purchasers named therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: February 25, 2021